UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Interim results for the six months to 30th June 2020 (Unaudited)

24 July 2020	Significant disruption due to COVID-19, June showing improving trends

Highlights
Underlying revenue down 17% on prior year largely due to COVID-19
● Group sales decline largely reflects test centre and school closures in Global Assessment and International. After deterioration from March to May we saw improving sales trends in June.
● Global Online Learning sales grew 5% due to strong enrolments in new and existing schools in Virtual Schools and slight revenue growth in OPM with good growth in continuing programs offset by discontinued programs.
● Global Assessment declined 27% due to the impact of test centre closures in Professional Certification (Pearson VUE), cancellation of spring testing in Student Assessment and school closures impacting Clinical Assessments.
● North American Courseware declined 14% with US Higher Education Courseware declining in line with expectations due to the continuation of trends seen in 2019, and a modest impact from the closure of campus-based bookstores. We saw a weaker performance in courseware in Canada largely as a result of school and bookstore closures.
● International declined 23% due to the disruption in businesses which rely on physical locations including school and test centre closures.
Adjusted operating loss of £(23)m with COVID-19 impact partially offset by cost savings
● Adjusted operating profit declined £167m to a loss of £(23)m (H1 2019: £144m) with a profit impact of c.£140m from COVID-19 trading pressures after cost mitigations. There was an expected trading decline of £20m, with impact from inflation of £15m, other operating factors of £15m, disposals of £14m partially offset by restructuring savings of £35m and FX of £2m.
Strong balance sheet with H1 net debt at £982m (H1 2019: £1,376m) including leases of £662m
● Interim dividend 6.0p (H1 2019: 6.0p).
● Available liquidity of approximately £1.6bn at the end of the period.
Statutory results
● Sales decreased by 18% or £337m in headline terms due to trading and disposals partially offset by FX.
● Statutory operating profit from continuing operations was £107m in the first half of 2020 (H1 2019: £37m) with adjusted operating profit impact offset by profit on disposal of Penguin Random House and reduced restructuring costs.
● Statutory EPS 6.3p (H1 2019: 6.1p).
Strategic progress
● In Virtual Schools we saw a 61% increase in applications for the 2020/2021 academic year compared to the first half last year.
● Growth in the VUE Online Proctoring offering, where testing volumes grew to 580,000 compared to 66,000 in H1 2019.
● In OPM, in H1 improving learner net promoter scores (NPS) are leading to higher retention rates. We are in discussion with some of our biggest university partners about the integration of Pearson courseware and other assets, to deliver continuing improvements in the learning experience. We are investing in the digitisation of recruitment and enrolment processes which are starting to deliver productivity gains. Applications for continuing courses in OPM are up significantly versus H1 last year.
● We are working towards a Fall release of Pearson Pathways, an engine to help learners understand the skills they need for the job they want and recommend the right courses and credentials.
● The digital roadmap is on track with the launch of additional Revel titles on the Pearson Learning Platform (PLP) for back to school, enhancing the faculty and student experience.  We are also launching a direct to learner storefront offering that will enable learners to easily find, subscribe to, and access their digital texts directly from Pearson.
● We have accelerated the shift to digital in Higher Education Courseware with digital registrations including eBooks up by 5% showing signs of secondary market recapture.
● Our recently completed simplification programme has enabled the identification of a further c.£50m of cost savings to be realised in 2021 through further cost efficiencies.
2020 outlook - anticipate recovery but uncertainty remains
● Global Online Learning - will benefit from higher Virtual Schools revenue following strong growth in applications with OPM in line with expectations.
● Global Assessment - Pearson VUE recovery is expected through the delivery of pent-up demand, assuming test centres remain open; potential further modest impact in H2 for US Student Assessment and US Clinical Assessment.
● North American Courseware - continuing print declines and modest digital growth, uncertainty on enrolments, and school closures which could impact our Advanced Placement sales.
● International - H2 is expected to recover as lockdowns ease and schools, private language schools and test centres reopen. The UK Government has now approved Pearson to open bookings and start delivering Secure English Language Tests (SELT) for UK Visas & Immigration (UKVI).
● We now expect our full year net interest charge to be c.£60m after issuing a 10-year Education Bond of £350m in June 2020.
● At this stage, it remains difficult to predict the ultimate disruptive impact of the COVID-19 pandemic on Pearson's performance for the full year. However, the second quarter performed in line with our expectations and, while risks remain, particularly around enrolments in the back to school period and local lockdowns impacting schools reopenings, based on our current assessment of these trends we are on track to deliver adjusted operating profit broadly consistent with market expectations.

John Fallon, Chief Executive
said
:
"Covid-19 has had a major impact on trading, but we are encouraged by the improving trends and pick up in sales in June. Uncertainty remains, but the purpose, grit, speed and ingenuity shown by Pearson colleagues is helping educators and learners around the world to adapt to the pandemic and will ensure that the company itself emerges stronger from it. The long-term shift to online learning is accelerating. The lead indicators of digital take up of our products are encouraging, and signals that our focus on experience, outcomes and affordability will prove a winning combination."

Sidney Taurel, Chairman
 said:
"I would like to acknowledge the leadership of the Executive team and all employees for their hard work and achievements to support our stakeholders during the pandemic.

"We have a strong balance sheet and have reacted rapidly to manage cash and cut costs to preserve maximum liquidity. As a result of our strong financial position, I am pleased to confirm we are declaring an interim dividend of 6.0p for our shareholders.

"The search for a new Chief Executive has seen the Board engage with a wide range of highly qualified candidates. The process is well advanced."

Financial summary
£m	H1 2020	H1 2019	Headline growth	CER growth	Underlying growth
Business performance
Sales	1,492	1,829	(18)%	(20)%	(17)%
Adjusted operating (loss)/profit	(23)	144	(116)%	(117)%	(119)%
Operating cash flow	(214)	(129)
Adjusted (loss)/earnings per share (basic)	(5.1)p	13.2p
Dividend per share	6.0p	6.0p
Net debt	(982)	(1,376)
Statutory results
Sales	1,492	1,829
Operating profit	107	37
Cash used in operations	(117)	(117)
Basic earnings per share	6.3p	6.1p

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

Contacts
Investor Relations	Jo Russell Anjali Kotak	+44 (0) 7785 451 266 +44 (0) 7802 890 724
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details
Pearson’s results presentation for investors and analysts will be audiocast live today from 0830 (BST) via www.pearson.com.

Audience URL:

https://www.speakservecloud.com/register-for-call/778920eb-312b-458a-b95e-9fa068d64e3d

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial overview
Profit & loss statement. Pearson’s sales decreased by 18% in headline terms to £1,492m (H1 2019: £1,829m) with portfolio adjustments reducing sales by £53m, and currency movements increasing revenue by £25m. Stripping out the impact of portfolio changes and currency movements, revenue was down 17% in underlying terms due to 5% growth in Global Online Learning, more than offset by a 27% decline in Global Assessment, a 23% decline in our International segment and a 14% decline in North American Courseware. COVID-19 impacted sales by c.£260m in the period. After deterioration from March to May we saw improving sales trends in June. Underlying sales for the month of April declined 35% versus April 2019, with a decline of 32% in May and 19% in June.

Adjusted operating profit declined to a loss of £(23)m (H1 2019: £144m) with a profit impact of c.£140m from COVID-19 trading pressures after cost mitigations. There was an expected trading decline of £20m, with impact from inflation of £15m, other operating factors of £15m, disposals of £14m partially offset by restructuring savings of £35m and FX of £2m.

Net interest payable to 30 June 2020 was £27m (H1 2019: £18m). The increase is mainly due to interest on tax, with credits recorded in 2019 not being repeated in 2020.
Our adjusted tax benefit was £11m (H1 2019: charge of £23m).

Adjusted losses for the period were £(39)m (H1 2019: earnings of £102m) and adjusted losses per share were (5.1)p (H1 2019: earnings of 13.2p).

Cash generation. Net cash used in operations was £117m in both 2019 and 2020, with higher operating cash outflow offsetting lower restructuring costs paid. Operating cash outflow increased by £85m from £129m in 2019 to £214m. This increase is largely due to lower adjusted operating profit partly offset by reduced bonus payments.

Statutory results. Our statutory operating profit of £107m in H1 2020 compares to a profit of £37m in H1 2019, the increase was largely due to the gain on sale of Penguin Random House.

Capital allocation. Our disciplined approach to capital allocation and to maintaining a strong balance sheet will play a major part in driving long-term growth. We will create further value through investing in the business, whilst being disciplined about returns on investment, delivering a sustainable and progressive dividend and returning any surplus cash to our shareholders.

Balance sheet. H1 net debt at £982m (H1 2019: £1,376m) including leases of £662m.

Dividend. In line with our policy, the Board is declaring an interim dividend of 6.0p (2019: 6.0p) payable on 21 September 2020.

Operational review – Segment

£ millions	H1 2020	H1 2019	Headline growth	CER growth	Underlying growth
Sales
Global Online Learning	316	288	10%	6%	5%
Global Assessment	397	525	(24)%	(27)%	(27)%
North American Courseware	375	475	(21)%	(24)%	(14)%
International	404	541	(25)%	(23)%	(23)%
Total sales	1,492	1,829	(18)%	(20)%	(17)%

Adjusted operating (loss)/profit
Global Online Learning	24	41	(41)%	(44)%	(41)%
Global Assessment	71	174	(59)%	(61)%	(61)%
North American Courseware	36	28	29%	21%	(11)%
International	46	120	(62)%	(60)%	(60)%
Enabling Functions	(201)	(244)	18%	19%	19%
Penguin Random House	1	25	(96)%	(96)%	-
Total adjusted operating (loss)/profit	(23)	144	(116)%	(117)%	(119)%

See note 2 in the condensed consolidated financial statements for the reconciliation to the equivalent statutory measures.

Global Online Learning (21% of revenue)
Underlying revenue in Global Online Learning grew 5% due to strong enrolments in new and existing schools in Virtual Schools and slight revenue growth in OPM, with good growth in continuing programs offset by discontinued programs. Headline revenue grew 10% due to FX and the acquisition of Lumerit.

Adjusted underlying and headline operating profit declined 41% due to sales growth more than offset by the investment in our Virtual Schools learning platform and enrolment and customer care support and margin impact in OPM due to discontinued programs, severance as we digitise our recruitment and enrolment processes, and investment in new programs.

Virtual Schools
In Connections Academy, our Virtual Schools business, revenue grew strongly due to growth in enrolments in existing and new schools. We have seen a surge in applications, up 61% in the first half compared to 2019, as many explore full time digital learning for the first time. We expect a portion of these applications to translate into increased enrolments for the 2020/2021 school year. Pearson is well placed to benefit from the increased interest in and appetite for online learning. We are increasing the capacity in our existing schools as well as seeing potential interest from new states which have not previously considered virtual schooling as a choice for students.

Three new full-time online, state-wide partner schools will open in the 2020-21 school year. Combined with two contract exits this will bring the total partner schools to 43 in 29 states. Additionally, the online private school, Pearson Online Academy continues to serve students across the globe.

Online Program Management
In Online Program Management, revenue grew slightly. As detailed in our full year results, we have deliberately slowed the rate of growth in this business in order to transition to a new operating model. Overall course enrolments declined by 12% at the half year with strong enrolment growth in undergraduate and international markets and good enrolment growth in postgraduate more than offset by discontinued programs. Student numbers increased 17% excluding discontinued programs and declined 5% including discontinued programs.

In H1, improving learner net promoter scores (NPS) are leading to higher retention rates. We are in discussion with some of our biggest university partners about the integration of Pearson courseware and other assets, to deliver continuing improvements in the learning experience. We are investing in the digitisation of recruitment and enrolment processes which are starting to deliver productivity gains. Applications for courses in OPM are up significantly versus half year last year.

We continue to refine our portfolio and focus on programs linked to employability. At the half year we have launched 52 new programs and discontinued 20 programs and have a total of 33 partners and 418 programs globally.

With growing demand from universities to support online learning and unemployment rising rapidly, we are launching a range of initiatives that provide learners with high quality, flexible and affordable options to acquire new skills and knowledge that will enhance their employability.

This includes the May launch of UK Learns - an online portal which contains free, digital, skills-based courses to help re-skill and broaden employability prospects for employees who have been impacted by COVID-19. Building on the launch of UK Learns, we are working towards a Fall release of Pearson Pathways, an engine to help learners understand the skills they need for the job they want and recommend the right courses and credentials. It will serve as the umbrella platform for our premier degree and alternative credential offerings, enabling learners to find the right certified learning pathways and degrees for them.

Global Assessment (27% of revenue)
Underlying revenue declined 27% due to COVID-19 with a similar performance across all three divisions. Headline revenue declined slightly less at 24% due to FX.

Adjusted operating profit declined 61% on an underlying basis and 59% in headline terms due to the COVID-19 impact on trading, partially offset by mitigating actions.

US Student Assessment
In Student Assessment, revenue declined with the cancellation of spring 2020 testing, impacting adjusted operating profit by £20m in the first half after mitigating actions.

Student Assessment won new contracts or signed renewals in several key incumbent states including Arizona, Minnesota, New Jersey, Tennessee and Virginia, as well as with the District of Columbia and Puerto Rico which will benefit us in 2021.

Pearson VUE
In Pearson VUE, underlying revenue declined as a result of the COVID-19 outbreak leading to the closure of test centres from March, with most centres being reopened to all customers by the end of May but at reduced capacity to enable social distancing, offering longer hours to recover pent-up demand. The closures impacted H1 adjusted operating profit by £74m after mitigating actions.

We worked with clients who were able to take advantage of our VUE Online Proctoring offering, where testing volumes grew to 580,000 compared to 66,000 in H1 2019. There was particularly strong uptake in our IT segment where total volumes were up 20% on H1 2019.

In H1, Pearson VUE continued to win new business remotely, signing 22 new agreements as well as renewing 38 existing contracts.

US Clinical Assessment
In Clinical Assessment, revenue declined as a result of school closures and disruption in the delivery of routine medical procedures, partially mitigated by an increase in use of our telepractice digital service, supported by a 33% increase in the number of users accessing our Q-interactive digital platform.

North American Courseware (25% of revenue)
Underlying revenue declined 14% with an expected decline in US Higher Education Courseware due to the continuation of trends seen in 2019, and a modest impact from the closure of campus-based bookstores. Revenue also declined in courseware in Canada largely as a result of school and bookstore closures. Headline revenue declined 21% due to this and the disposal of our US K12 courseware business in 2019 partially offset by FX.

Adjusted operating profit declined 11% on an underlying basis due to the impact of trading partly offset by restructuring and discretionary savings. Adjusted operating profit grew 29% on a headline basis mainly due to the disposal of our US K12 courseware business in 2019.

US Higher Education Courseware
US Higher Education Courseware declined in line with expectations in the first half due to the continuation of trends seen in US Higher Education in 2019, including further expected declines in print revenue, and a modest impact from the closure of campus -based bookstores and schools. Product returns are trending lower, in line with our expectations.

The pandemic has accelerated trends in moving to digital and subscription models. Although the first half is a smaller part of the business, we saw a 5% increase in digital registrations including eBooks. Digital sales increased slightly on a net actual basis as demand for higher priced print product shifts to more affordable digital options.

We continue to make good progress with our strategy of shifting from ownership to access, signing 94 new institutions in Inclusive Access in the first half of the year. This takes the total number of not for profit institutions signed to 873 with Inclusive Access sales up by c.28% from H1 2019.

In the seasonally weighted second half of the year, we expect trends seen in 2019 to continue with further unbundling of packages, growth in digital volumes and later purchase of product as we move to a digital first model for back to school 2020. Uncertainty remains around college enrolments, and school closures which could also impact our Advanced Placement sales.

Our PLP development and digital roadmap are on track for a Fall back to school launch of a direct to learner storefront offering that will enable learners to easily find, subscribe to, and access their digital texts directly from Pearson. Additionally, we will launch feature improvements and additional titles to our Revel product that will enable educators to organise their classes and receive insights about students' progress whilst also providing students with an improved learning experience.

International (27% of revenue)
Underlying revenue declined 23% and 25% in headline terms due to school and test centre closures impacting trading across our markets in the UK, APAC, Continental Europe, Latin America, China and India, and Middle East and Africa.

Adjusted operating profit declined 60% in underlying terms and 62% in headline terms due to the impact of trading partially offset by mitigating actions.

School & HE Courseware	School & HE courseware underlying sales were down significantly due to school and bookstore closures impacting purchases across Greater China, APAC and Middle East as well as in the wider markets.
Assessment
In the UK, qualifications revenue was down with a modest impact on operating profit due to the cancellation of GCSE, A level and vocational exams, as well as the end of the NCT contract, partially offset by underlying price and volume growth.

Clinical Assessment declined due to the impact of social distancing and lockdown measures on face-to-face assessments in Europe.

English
Pearson Test of English volumes were down 43% due to the closure of testing centres across key markets from March. In May, centres began reopening with reduced capacity and June bookings showed signs of recovery. The UK Government has now approved Pearson to open bookings and start delivering Secure English Language Tests (SELT) for UK Visas & Immigration (UKVI).

English Courseware declined significantly, largely due to the temporary closure of private language schools in Greater China as well as across other markets. In some markets these schools have started to reopen.

In Brazil, English Services were substantially down as the English Language School franchise premises were closed and enrolments impacted, however the business quickly switched to offering virtual classes.

School & HE Services
School services were down slightly due to our Sistemas business in Brazil, where schools were closed from March through June, with June showing a slight recovery.

In South Africa, HE services revenue declined slightly as the temporary closure of Pearson Institute of Higher Education was mitigated by conversion to online teaching, with students able to continue their studies virtually.

Enabling Functions
Enabling Functions costs are 18% lower in headline terms and 19% in underlying terms due to restructuring and discretionary savings.
Penguin Random House
On 1 April 2020, Pearson completed the sale of its remaining 25% in Penguin Random House for £531m to Bertelsmann SE & Co KGaA.

FINANCIAL REVIEW

Operating result

Due to seasonal bias in some of the Group’s businesses, Pearson typically makes a higher proportion of its sales and the majority of its profits in the second half of the year. Operating cash flow at the half year is a cash outflow reflecting the seasonal increase in working capital. In addition to this normal seasonality, the impact of COVID-19 has also affected the first half results in 2020 as outlined above.

Sales for the six months to 30 June 2020 decreased on a headline basis by £337m or 18% from £1,829m for the six months to 30 June 2019 to £1,492m for the same period in 2020 and adjusted operating profit decreased by £167m or 116% from £144m in the first half of 2019 to a loss of £23m in the first half of 2020 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2020 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied when relevant. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2019 or 2020. Portfolio changes mainly relate to the sale of our K12 school courseware business in the US in 2019 and the sale of our remaining interest in PRH in the first half of 2020. Acquisitions, including Lumerit in 2019, had only a small impact on reported sales and profits.

On an underlying basis, sales decreased by 17% in the first six months of 2020 compared to the equivalent period in 2019 and adjusted operating profit decreased by 119%. Currency movements increased sales by £25m and adjusted operating profit by £2m and portfolio changes decreased sales by £53m and adjusted operating profit by £14m. There were no new accounting standards adopted in the first half of 2020 that impacted sales.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Operating profit	107	37	275
Add back: Cost of major restructuring	-	64	159
Add back: Intangible charges	51	49	163
Add back: Other net gains and losses	(181)	(6)	(16)
Adjusted operating (loss) / profit	(23)	144	581

In May 2017, we announced a restructuring programme, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and costs incurred relate to delivery of cost efficiencies in our enabling functions and US higher education courseware business together with rationalisation of the property and supplier portfolio. The restructuring costs in 2019 relate predominantly to staff redundancies. The restructuring programme was largely completed at the end of 2019 and there were no significant restructuring costs in the first half of 2020.

Intangible amortisation charges to the end of June 2020 were £51m compared to a charge of £49m in the equivalent period in 2019. Although there has been a reduction in acquisition activity in recent years and the disposal of PRH has eliminated the Group’s share of associate intangible amortisation, this has been offset by adjustments to amortisation profiles and impairments recorded mainly relating to content, contract and trade mark intangibles in the Global Assessments and International businesses. In the second half of 2019, there was an additional £65m impairment charge relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market. Other net gains in 2020 largely relate to the sale of the remaining interest in PRH and in 2019, largely relate to the sale of the US K12 business.

The statutory operating profit of £107m in the first half of 2020 compares to a profit of £37m in the first half of 2019. The increase in 2020 is mainly due to the gain on sale of PRH and the reduction in restructuring costs which was more than enough to offset the impact of COVID-19 on trading profits.

Net finance costs

Net interest payable to 30 June 2020 was £27m, compared to £18m in the first half of 2019. The increase is mainly due to interest on tax, with credits recorded in 2019 not being repeated in 2020, and higher interest charges on leases.

Finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements).

In the period to 30 June 2020, the total of these items excluded from adjusted earnings was a charge of £45m compared to a charge of £6m in the first half of 2019. Finance income relating to retirement benefits decreased from £7m in the first half of 2019 to £3m in 2020 reflecting the comparative funding position of the plans at the beginning of each year and lower prevailing discount rates. In 2020, finance charges relating to the revaluation of the K12 disposal proceeds of £14m were recorded (see note 16 to the condensed consolidated financial statements) and there were increases in losses on long-term interest rate hedges and increases in foreign exchange losses on unhedged inter-company loans and cash and cash equivalents in the first half of 2020 compared to the first half of 2019. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

Taxes on income in the period are accrued using the expected tax rates that would be applicable to forecast annual earnings. The reported tax on statutory earnings for the six months to 30 June 20 was a benefit of £13m compared to a benefit of £35m in the period to 30 June 2019. The benefit in the first half of 2019 included a £37m credit relating to the sale of the K12 business. In 2020 there was no tax payable relating to the PRH profit on sale. The tax on other items reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the period to June 2020 was 21% compared to an effective rate of 18% in the first half of 2019. This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. This benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment. For a reconciliation of the adjusted measure see notes 4 and 5 to the condensed consolidated financial statements.

In the six months to 30 June 2020 there were net tax repayments received of £20m, principally a result of repayments in respect of prior year items in the US and UK. In the first half of 2019, there was a net payment of £8m.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £154m at 30 June 2020 compares to a gain at 30 June 2019 of £25m. The gain in 2020 arises from an overall strengthening of the currencies to which the Group is exposed and in particular the relative strength of the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar closing rate at 30 June 2020 was £1:$1.23 compared to the opening rate of £1:$1.32. At the end of June 2019, the US dollar rate was the same as the opening rate of £1:$1.27 and the gain related to the relative strength of other currencies.

Also included in other comprehensive income at 30 June 2020 is an actuarial gain of £4m in relation to retirement benefit obligations. The gain arises largely from increased asset values with gains in matching assets slightly outweighing liability losses that were mainly driven by the fall in discount rates. The gain in 2020 compares to an actuarial loss at 30 June 2019 of £141m.

Cash flow and working capital

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 17 to the condensed consolidated financial statements). Operating cash outflow increased on a headline basis by £85m from £129m in the first half of 2019 to £214m in the first half of 2020. The increase is largely explained by the drop-through of reduced profit offset by reduced bonus payments.

The equivalent statutory measure, net cash used in operations, was £117m in both 2019 and 2020. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates or capital expenditure on property, plant, equipment and software. The increase in the operating cash outflow was partly offset by a reduction in restructuring costs paid from £60m in the first half of 2019 to £24m in the first half of 2020.

Working capital movements in the first six months of 2020 reflect the normal seasonal cash flows at this time of year with a reduction in receivables also being due to lower sales, proceeds received from the K12 disposal and the repayment of loans to PRH. In addition to the cash flows, the balance sheet values have increased due to exchange, with the US dollar strengthening over the course of 2020.

Working capital provisions were reviewed in the light of the impact of COVID-19 on trading with the main areas of focus being adequacy of inventory and bad debt provisions. For inventory, the impact of sales reductions has been applied in inventory obsolescence calculations and has resulted in increases in provisions around the Group. Bad debts have been assessed in the light of additional credit risk. The Group has no significant concentrations of credit risk with most customers including Government funded and private educational institutions and online.  However, the use of the expected credit loss model has resulted in revised credit risks for customers in our distributor and retail businesses with a consequent increase in bad debt provision.

Liquidity and capital resources

The Group’s net debt reduced from £1,016m at the end of 2019 to £982m at the end of June 2020. The decrease is largely due to the receipt of proceeds from the PRH sale and the receipt of deferred proceeds from the K12 sale which offset the increase in cash used in operations, interest and dividend payments and the cash outflow from the Group’s share buy-back programme.

As a result of the COVID-19 pandemic the Group took action to increase its liquidity including pausing the share buyback programme as outlined below and on 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030.

The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in our Connections Academy, BTEC and GED businesses to help achieve the United Nations’ 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson’s long-standing commitment to integrating social and environmental sustainability into the business.

In assessing the Group’s liquidity, the impact of the COVID-19 pandemic has been modelled under several scenarios to ensure that the likelihood of a prolonged period of disruption has been appropriately considered in assessing the availability of funding to the Group and the ability of the Group to comply with its banking covenants. In addition to the impacts on revenue and profit, the Group has modelled downside scenarios with an impact on its operating cash flows including the normal impact from conversion of profits but also modelling an additional deterioration from adverse movements in working capital. The modelling includes a severe reduction in revenue, profit and cash that impacts 2020 and beyond. The Group believes it has significant financial headroom and is projected to comply with its banking covenants even in the severe scenarios that have been modelled and before considering the potential mitigating actions that could be taken in response to a longer and deeper impact.

The Group continues to work to protect its cash flow and pro-actively manage working capital and at the end of June 2020, the Group had approximately £1.6bn in total liquidity immediately available from cash and its Revolving Credit Facility.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts and no exposure to quoted equities. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £30m in the period to 30 June 2020 (30 June 2019: £27m) of which a charge of £33m (30 June 2019: £34m) was reported in adjusted operating profit and income of £3m (30 June 2019: £7m) was reported against other net finance costs. The reduction in the operating charge is consistent with the reduction in staff numbers.

The overall surplus on UK Group pension plans of £429m at the end of 2019 has increased to a surplus of £438m at the end of June 2020. The increase has arisen principally due to the actuarial gain noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £337m at the end of 2019 to a net asset of £335m at the end of June 2020.

Dividends

The dividend accounted for in the six months to 30 June 2020 is the final dividend in respect of 2019 of 13.5p. An interim dividend for 2020 of 6.0p was approved by the Board in July 2020 and will be accounted for in the second half of 2020.

Share buyback

The share buyback programme, announced in December 2019, commenced on 16 January 2020 and was paused until further notice on 23 March 2020 as a prudent measure while the impact of COVID-19 was assessed. The original intention was to buyback approximately £350m of shares and at the date of pausing the programme approximately 30m shares had been bought back and cancelled at a cost of £176m. The nominal value of these shares, £7m was transferred to the capital redemption reserve.

Businesses held for sale and businesses disposed

In December 2019, the Group announced the sale of its remaining 25% interest in PRH. At the end of December, our share of the assets of PRH had been classified as held for sale on the balance sheet. The business was sold at the beginning of April for $675m realising a profit of £180m.

In March 2019, the Group completed the sale of its K12 business. Total gross proceeds were £200m including £180m of deferred proceeds which included the fair value of an unconditional vendor note for $225m and an entitlement to 20% of future cash flows to equity holders and 20% of net proceeds in the event of a subsequent sale. In the first half of 2020, the Group received $75m (£61m) as an early repayment of the vendor note and a payment in respect of half of the equity interest such that the Group is now entitled to 10% of future cash flows to equity holders and 10% of net proceeds in the event of a subsequent sale.

The cash inflow in the first half of 2020 relating to the disposal of businesses was £589m mainly relating to PRH and the deferred proceeds from K12. In the first half of 2019, the cash outflow from disposals of £100m mainly reflected the deferral of proceeds for K12 and the level of working capital held in this business at the disposal date.

Principal risks and uncertainties

In the 2019 Annual Report, we set out our assessment of the principal risk issues that face the business under the headings: business transformation and change; products and services, talent; political and regulatory risk; testing failure; safety and security; customer experience; harnessing the power of our data; tax; information security and data privacy; intellectual property; compliance; and competition law. We also noted in our 2019 report and accounts that the global COVID-19 pandemic was a risk factor that we were closely monitoring and in subsequent filings, we included further details of how we expect COVID-19 to impact the group’s business, results of operations and financial condition. The Group continues to closely monitor developments on a day-by-day basis. The Group’s primary focus is on ensuring the safety and well-being of its employees, customers and learners. The Group has invoked its business resilience plans to help support its customers and maintain its business operations.

As local jurisdictions continue to put restrictions in place, the Group’s ability to continue to operate its business may be disrupted for an indefinite period of time. If the COVID-19 outbreak continues, the Group may need to continue to limit operations, including due to shutdowns that may be requested or mandated by governmental authorities.

In addition, the spread of COVID-19, which has caused a broad impact globally, may materially affect the Group economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing the Group’s ability to access capital, which could in the future negatively affect the Group’s liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect the Group’s business.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact the Group’s business and operations will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United Kingdom, the United States and other countries where the Group operates, the effectiveness of actions taken by governmental authorities to contain and treat the disease and whether countries where the Group operates are required to move to a tighter lock-down status or return to lock-down where those measures have begun to ease. There is a risk that certain countries or regions where the Group operates may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population, in which case the risks described herein could be elevated significantly. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The principal risks and uncertainties are summarised below and have not changed materially from those detailed in the 2019 Annual Report.

Business transformation and change

The accelerated pace and scope of our transformation initiatives increase our risk to execution timelines and to the business’s adoption of change.

Products and services

Failure to successfully invest, develop and deliver innovative, market-leading global products and services that will have the biggest impact on learners and drive growth.

Talent

Failure to attract and retain the talent we need and to create the conditions in which our people can perform to the best of their ability.

Political and regulatory risk

Changes in governments, policy and/or regulations have the potential to impact business models and/or decisions across all markets.

Testing failure

Failure to deliver tests and assessments (e.g. for Pearson UK, Schools and VUE) and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

Safety and security

A variety of risks that can cause harm to our people, assets and reputation continue to evolve as our company does. While some risk has reduced due to outsourcing and divestiture, the diverse nature of our people’s activities require continued focus, resource and improvement to reduce the potential for harm.

Customer experience

Failure of either our current, (or future) operations, supply chain or customer support to deliver an acceptable service level at any point in the end-to-end journey; or to accelerate Pearson’s lifelong learner strategy and transformation of our higher education business (direct to consumer business model and online presence).

Business resilience

Failure to plan for, recover, test or prevent incidents involving any of our products, customers and our businesses’ locations. Incident management and technology disaster recovery plans may vary in ability/comprehensiveness across the Group.

Data

Inability to utilise our data to achieve market intelligence and increase productivity and efficiency, while managing market risk impacts arising from customer concerns around use of student data, may significantly affect management of our core operations and achievement of our strategy objectives.

Tax

Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, or other domestic governments’ initiatives, including in response to the European Commission State Aid decision regarding the UK CFC exemption, results in a significant change to the effective tax rate, cash tax payments, double taxation and/or negative reputational impact.

Information security and data privacy

We have from time to time experienced, and may continue to experience in the future, security breaches of our systems despite our best efforts to prevent them. We also risk failure to comply with data privacy regulations and standards. The above could result in damage to the customer experience, our reputation, and a breach of regulations and financial loss.

Intellectual property

Failure to adequately manage, procure, protect and/or enforce intellectual property rights (including trademarks, patents, trade secrets and copyright) in our brands, content and technology may impair the value of our core assets, or reduce profits.

Compliance

Failure to effectively manage risks associated with compliance (principally ABC and sanctions risk), including failure to vet third parties, resulting in reputational harm, Anti-Bribery and Corruption (ABC) liability, or sanctions violations.

Competition law

Failure to comply with antitrust and competition legislation could result in costly legal proceedings and fines of up to 10% of global revenue; other financial consequences such as class actions, damages, void contracts; and could adversely impact our reputation.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2020

all figures in £ millions	note	2020	2019	2019
		half year	half year	full year

Continuing operations

Sales	2	1,492	1,829	3,869
Cost of goods sold		(848)	(904)	(1,858)
Gross profit		644	925	2,011

Operating expenses		(720)	(912)	(1,806)
Other net gains and losses	2	181	6	16
Share of results of joint ventures and associates		2	18	54
Operating profit	2	107	37	275

Finance costs	3	(88)	(46)	(84)
Finance income	3	16	22	41
Profit before tax	4	35	13	232
Income tax	5	13	35	34
Profit for the period		48	48	266

Attributable to:
Equity holders of the company		48	47	264
Non-controlling interest		-	1	2

Earnings per share (in pence per share)
Basic	6	6.3p	6.1p	34.0p
Diluted	6	6.3p	6.1p	34.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2020

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Profit for the period	48	48	266

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	154	25	(115)
Currency translation adjustment on disposals	(70)	4	4
Attributable tax		(1)	5

Items that are not reclassified to the income statement
Fair value gain on other financial assets	-	18	20
Attributable tax	(2)	(3)	(4)

Remeasurement of retirement benefit obligations	4	(141)	(149)
Attributable tax	(1)	23	22
Other comprehensive income / (expense) for the period	85	(75)	(217)

Total comprehensive income / (expense) for the period	133	(27)	49

Attributable to:
Equity holders of the company	133	(28)	47
Non-controlling interest	-	1	2

Included within net exchange differences on translation of foreign operations are costs of hedging related to the time value of options of £4m (2019 half year: £4m, 2019 full year: £2m).

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2020

all figures in £ millions	note	2020	2019	2019
		half year	half year	full year

Property, plant and equipment		637	642	618
Intangible assets	11	3,008	3,062	2,900
Investments in joint ventures and associates		6	426	7
Deferred income tax assets		56	65	59
Financial assets – derivative financial instruments		47	59	29
Retirement benefit assets		438	433	429
Other financial assets		133	118	122
Trade and other receivables		312	422	313
Non-current assets		4,637	5,227	4,477

Intangible assets – pre-publication		917	834	870
Inventories		174	212	169
Trade and other receivables		1,087	1,273	1,275
Financial assets – derivative financial instruments		15	2	25
Cash and cash equivalents (excluding overdrafts)		687	417	437
Current assets		2,880	2,738	2,776

Assets classified as held for sale	10	-	-	397
Total assets		7,517	7,965	7,650

Financial liabilities – borrowings		(1,550)	(1,869)	(1,572)
Financial liabilities – derivative financial instruments		(65)	(46)	(24)
Deferred income tax liabilities		(43)	(107)	(48)
Retirement benefit obligations		(103)	(96)	(92)
Provisions for other liabilities and charges		(12)	(17)	(13)
Other liabilities	12	(67)	(134)	(86)
Non-current liabilities		(1,840)	(2,269)	(1,835)

Trade and other liabilities	12	(1,048)	(1,209)	(1,278)
Financial liabilities – borrowings		(292)	(141)	(92)
Financial liabilities – derivative financial instruments		(22)	(12)	(15)
Current income tax liabilities		(83)	(26)	(55)
Provisions for other liabilities and charges		(39)	(16)	(52)
Current liabilities		(1,484)	(1,404)	(1,492)

Liabilities classified as held for sale	10	-	-	-
Total liabilities		(3,324)	(3,673)	(3,327)

Net assets		4,193	4,292	4,323

Share capital		188	195	195
Share premium		2,616	2,610	2,614
Treasury shares		(17)	(58)	(24)
Reserves		1,396	1,535	1,528
Total equity attributable to equity holders of the company		4,183	4,282	4,313
Non-controlling interest		10	10	10
Total equity		4,193	4,292	4,323

The condensed consolidated financial statements were approved by the Board on 23 July 2020.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2020

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2020 half year
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the period	-	-	-	-	-	-	48	48		48
Other comprehensive income / (expense)	-	-	-	-	-	84	1	85	-	85
Total comprehensive income / (expense)	-	-	-	-	-	84	49	133	-	133
Equity-settled transactions	-	-	-	-	-	-	12	12	-	12
Tax on equity settled transactions	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	2	-	-	-	-	-	2	-	2
Buyback of equity	(7)	-	-	7	-	-	(176)	(176)	-	(176)
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	7	-	-	-	(7)	-	-	-
Dividends	-	-	-	-	-	-	(101)	(101)	-	(101)
At 30 June 2020	188	2,616	(17)	18	39	651	688	4,183	10	4,193

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2020

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2019 half year
At 1 January 2019	195	2,607	(33)	11	19	678	958	4,435	9	4,444
Profit for the period	-	-	-	-	-	-	47	47	1	48
Other comprehensive income / (expense)	-	-	-	-	18	29	(122)	(75)	-	(75)
Total comprehensive income / (expense)	-	-	-	-	18	29	(75)	(28)	1	(27)
Equity-settled transactions	-	-	-	-	-	-	14	14	-	14
Tax on equity settled transactions	-	-	-	-	-	-	(1)	(1)	-	(1)
Issue of ordinary shares under share option schemes	-	3	-	-	-	-	-	3	-	3
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(40)	-	-	-	-	(40)	-	(40)
Release of treasury shares	-	-	15	-	-	-	(15)	-	-	-
Dividends	-	-	-	-	-	-	(101)	(101)	-	(101)
At 30 June 2019	195	2,610	(58)	11	37	707	780	4,282	10	4,292

In the second half of 2019, revisions to the adjustment on the initial application of IFRS 16 ‘Leases’ were made reducing the amount initially recognised as a decrease in retained earnings on transition. The additional adjustment in the second half of 2019 was £3m and the opening balance on retained earnings was subsequently restated in the full year 2019 financial statements. The 30 June 2019 comparatives have not been restated but retained earnings at 1 January 2019 in the 30 June 2019 financial statements would have been £961m and total equity £4,447m had the restatement been applied (see also table below).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2020

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2019 full year
At 1 January 2019	195	2,607	(33)	11	19	678	961	4,438	9	4,447
Profit for the period	-	-	-	-	-	-	264	264	2	266
Other comprehensive income / (expense)	-	-	-	-	20	(111)	(126)	(217)	-	(217)
Total comprehensive income / (expense)	-	-	-	-	20	(111)	138	47	2	49
Equity-settled transactions	-	-	-	-	-	-	25	25	-	25
Tax on equity settled transactions	-	-	-	-	-	-	(5)	(5)	-	(5)
Issue of ordinary shares under share option schemes	-	7	-	-	-	-	-	7	-	7
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(52)	-	-	-	-	(52)	-	(52)
Release of treasury shares	-	-	61	-	-	-	(61)	-	-	-
Dividends	-	-	-	-	-	-	(147)	(147)	(1)	(148)
At 31 December 2019	195	2,614	(24)	11	39	567	911	4,313	10	4,323

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2020

all figures in £ millions	note	2020	2019	2019
		half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	17	(117)	(117)	480
Interest paid		(46)	(42)	(81)
Tax received / (paid)		20	(8)	(30)
Net cash (used in) / generated from operating activities		(143)	(167)	369

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(6)	(5)	(45)
Additional capital invested in associates	13	-	(40)	(40)
Purchase of investments		(4)	(7)	(12)
Purchase of property, plant and equipment		(30)	(38)	(55)
Purchase of intangible assets		(48)	(57)	(138)
Disposal of subsidiaries, net of cash disposed	14	58	(100)	(101)
Proceeds from sale of joint ventures and associates	14	531	-	-
Proceeds from sale of investments		-	2	5
Proceeds from sale of property, plant and equipment		-	-	1
Lease receivables repaid		13	11	26
Loans repaid by / (advanced to) related parties		49	(10)	(49)
Interest received		13	11	17
Investment income		-	-	2
Dividends received from joint ventures and associates		3	15	64
Net cash generated from / (used in) investing activities		579	(218)	(325)

Cash flows from financing activities
Proceeds from issue of ordinary shares		2	3	7
Buyback of equity		(176)	-	-
Purchase of treasury shares		-	(40)	(52)
Proceeds from borrowings		350	510	230
Repayment of borrowings		(230)	(58)	(48)
Repayment of lease liabilities		(43)	(49)	(91)
Dividends paid to company’s shareholders		(101)	(101)	(147)
Dividends paid to non-controlling interest		-	-	(1)
Net cash (used in) / generated from financing activities		(198)	265	(102)

Effects of exchange rate changes on cash and cash equivalents		12	(2)	(33)
Net increase / (decrease) in cash and cash equivalents		250	(122)	(91)

Cash and cash equivalents at beginning of period		434	525	525
Cash and cash equivalents at end of period		684	403	434

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2019 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the EU. In respect of accounting standards applicable to the Group in the current period, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2019 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The 2019 Annual Report refers to new standards that the Group will adopt in future years but that are not yet effective in 2020. The Group does not expect these to have a material impact.

As a result of the COVID-19 pandemic the Group anticipates that there will be an impact on profit and cash flows in 2020 and has modelled this impact under several scenarios to ensure that the likelihood of a prolonged period of disruption has been appropriately considered in assessing the availability of funding to the Group and the ability of the Group to comply with its banking covenants. The modelling includes downside cases with a severe reduction in revenue, profit and cash that impacts 2020 and beyond. Based on the review of potential impacts to the business from the pandemic and a review of historical trends in working capital requirements and of forecast balance sheets for the next 12 months, even in the severe scenarios that have been modelled and before considering the potential mitigating actions that could be taken in response to a longer and deeper impact, the Group believes that it will comply with its banking covenants and has sufficient funds available for the Group’s present requirements, with an appropriate level of headroom given its portfolio of businesses and current plans. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2019 Annual Report. The impact of the COVID-19 pandemic has caused the Group, in 2020, to reassess some of the areas requiring a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the financial statements. These areas include the assessment of goodwill for impairment, where the Group has noted, in its 2019 Annual Report, that several of its cash generating units (CGUs) are sensitive to reasonably possible changes in key assumptions. It is highlighted that a relatively small reduction in contribution, that could arise from longer-term disruption caused by the COVID-19 pandemic, may result in an impairment charge in any of these CGUs (see also note 11). Other areas where assumptions and estimates are significant include the valuation of pre-publication assets, tax balances, provisions for returns and pension assets and liabilities. The assumptions and estimates relating to these areas could change as the impact of COVID-19 becomes clearer although currently they are not expected to have a material impact on the income statement.

The financial information for the year ended 31 December 2019 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2019 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2020 are unaudited but have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

2. Segment information

From 1 January 2020, the group has reorganised and is reporting for the first time new segmental analyses to reflect the new management structure and operating model. The primary segments for management and reporting purposes are Global Online Learning (consisting of Virtual Schools and Online Program Management), Global Assessment (consisting of Pearson VUE, US Student Assessment and Clinical Assessment), North American Courseware and International (consisting of the courseware and other businesses outside North America and including UK Qualifications and English). The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other functions. In addition, the Group has separately disclosed the results from the Penguin Random House associate (PRH) to the point of disposal in April 2020. Comparative figures for 2019 have been restated to reflect the new segments.

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Sales
Global Online Learning	316	288	586
Global Assessments	397	525	1,031
North American Courseware	375	475	1,091
International	404	541	1,161
Total sales	1,492	1,829	3,869

Adjusted operating profit
Global Online Learning	24	41	84
Global Assessments	71	174	351
North American Courseware	36	28	231
International	46	120	299
Enabling Functions	(201)	(244)	(449)
PRH	1	25	65
Total adjusted operating (loss) / profit	(23)	144	581

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

2. Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Global Online Learning	Global Assessments	North American Courseware	International	Total

2020 half year
Courseware
Products transferred at a point in time (sale or return)	-	-	80	141	221
Products transferred at a point in time (other)	-	-	-	6	6
Products and services transferred over time	-	-	288	20	308
	-	-	368	167	535
Assessments
Products transferred at a point in time	-	39	-	22	61
Products and services transferred over time	-	358	-	164	522
	-	397	-	186	583
Services
Products transferred at a point in time	-	-	-	4	4
Products and services transferred over time	316	-	7	47	370
	316	-	7	51	374

Total sales	316	397	375	404	1,492

2019 half year
Courseware
Products transferred at a point in time (sale or return)	-	-	133	186	319
Products transferred at a point in time (other)	-	-	-	16	16
Products and services transferred over time	-	-	335	30	365
	-	-	468	232	700
Assessments
Products transferred at a point in time	-	53	-	24	77
Products and services transferred over time	-	472	-	212	684
	-	525	-	236	761
Services
Products transferred at a point in time	-	-	-	11	11
Products and services transferred over time	288	-	7	62	357
	288	-	7	73	368

Total sales	288	525	475	541	1,829

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

2. Segment information continued
all figures in £ millions	Global Online Learning	Global Assessments	North American Courseware	International	Total

2019 full year
Courseware
Products transferred at a point in time (sale or return)	-	-	448	469	917
Products transferred at a point in time (other)	-	-	-	37	37
Products and services transferred over time	-	-	627	69	696
	-	-	1,075	575	1,650
Assessments
Products transferred at a point in time	-	113	-	61	174
Products and services transferred over time	-	918	-	372	1,290
	-	1,031	-	433	1,464
Services
Products transferred at a point in time	-	-	-	26	26
Products and services transferred over time	586	-	16	127	729
	586	-	16	153	755

Total sales	586	1,031	1,091	1,161	3,869

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business including the results of discontinued operations when relevant and excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring.

In May 2017, a restructuring programme was announced, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and the restructuring costs in 2019 relate predominantly to staff redundancies. The restructuring programme was largely completed at the end of 2019 and there were no significant restructuring costs in the first half of 2020.

Intangible amortisation charges to the end of June 2020 were £51m compared to a charge of £49m in the equivalent period in 2019. Although there has been a reduction in acquisition activity in recent years and the disposal of PRH has eliminated the Group’s share of associate intangible amortisation, this has been offset by adjustments to amortisation profiles and impairments recorded mainly relating to content, contract and trade mark intangibles in the Global Assessments and International businesses. In the second half of 2019, there was an additional £65m impairment charge relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market.

Other net gains in 2020 relate to the sale of the remaining interest in PRH and in 2019, largely relate to the sale of the K12 business (see also note 14).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

2. Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	Global Online Learning	Global Assessments	North American Courseware	International	Enabling Functions	PRH	Total
all figures in £ millions

2020 half year
Adjusted operating profit / (loss)	24	71	36	46	(201)	1	(23)
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(15)	(26)	-	(10)	-	-	(51)
Other net gains and losses	-	-	1	-	-	180	181
Operating profit / (loss)	9	45	37	36	(201)	181	107

2019 half year
Adjusted operating profit / (loss)	41	174	28	120	(244)	25	144
Cost of major restructuring	-	-	(38)	(5)	(20)	(1)	(64)
Intangible charges	(18)	(13)	-	(12)	-	(6)	(49)
Other net gains and losses	-	-	6	-	-	-	6
Operating profit / (loss)	23	161	(4)	103	(264)	18	37

2019 full year
Adjusted operating profit / (loss)	84	351	231	299	(449)	65	581
Cost of major restructuring	-	(7)	(51)	(24)	(75)	(2)	(159)
Intangible charges	(35)	(27)	-	(89)	-	(12)	(163)
Other net gains and losses	-	-	13	3	-	-	16
Operating profit / (loss)	49	317	193	189	(524)	51	275

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

3. Net finance costs

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Net interest payable	(27)	(18)	(41)
Net finance income in respect of retirement benefits	3	7	13
Fair value re-measurement of disposal proceeds	(14)	-	-
Net foreign exchange losses	(6)	(3)	(5)
Derivatives not in a hedge relationship	(28)	(10)	(10)
Net finance costs	(72)	(24)	(43)

Analysed as:
Finance costs	(88)	(46)	(84)
Finance income	16	22	41
Net finance costs	(72)	(24)	(43)

Analysed as:
Net interest payable reflected in adjusted earnings	(27)	(18)	(41)
Other net finance costs	(45)	(6)	(2)
Net finance costs	(72)	(24)	(43)

Net interest payable is the finance cost measure used in calculating adjusted earnings. Net finance costs classified as other net finance costs are excluded in the calculation of the Group’s adjusted earnings.

Net finance income relating to retirement benefits is excluded as it is considered that the presentation does not reflect the economic substance of the underlying assets and liabilities. The Group excludes finance costs relating to acquisition and disposal transactions as these relate to future earn-outs or acquisition expenses and are not part of the underlying financing. In 2020, the fair value re-measurement of disposal proceeds relates to proceeds from the US K12 disposal in 2019 (see also note 16).

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2020 and 2019, the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged inter-company loans and cash and cash equivalents. Losses on derivatives not in a hedge relationship represent the unrealised mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

4. Profit before tax

all figures in £ millions	note	2020	2019	2019
		half year	half year	full year

Profit before tax		35	13	232
Cost of major restructuring	2	-	64	159
Other net gains and losses	2	(181)	(6)	(16)
Intangible charges	2	51	49	163
Other net finance costs	3	45	6	2
Adjusted (loss) / profit before tax		(50)	126	540

5. Income tax

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Income tax benefit	13	35	34
Tax benefit on cost of major restructuring	-	(13)	(35)
Tax benefit on other net gains and losses	-	(37)	(68)
Tax charge / (benefit) on intangible charges	7	(12)	(48)
Tax benefit on other net finance costs	(9)	(1)	-
Tax amortisation benefit on goodwill and intangibles	-	5	28
Adjusted income tax benefit / (charge)	11	(23)	(89)

Tax rate reflected in statutory earnings	(37.1)%	(269.2)%	(14.7)%
Tax rate reflected in adjusted earnings	21.0%	18.0%	16.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

Included within the tax charge relating to intangible charges above is a one-off charge of £17m relating to the impairment of a deferred tax asset associated with goodwill. If this item was excluded there would be a tax credit of £10m associated with intangible charges.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

6. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Earnings for the period	48	48	266
Non-controlling interest	-	(1)	(2)
Earnings attributable to equity shareholders	48	47	264

Weighted average number of shares (millions)	759.2	775.6	777.0
Effect of dilutive share options (millions)	-	0.5	0.5
Weighted average number of shares (millions) for diluted earnings	759.2	776.1	777.5

Earnings per share
Basic	6.3p	6.1p	34.0p
Diluted	6.3p	6.1p	34.0p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2020 half year
Operating profit / (loss)	2	107	-	(181)	51	-	-	(23)
Net finance costs	3	(72)	-	-	-	45	-	(27)
Profit / (loss) before tax	4	35	-	(181)	51	45	-	(50)
Income tax	5	13	-	-	7	(9)	-	11
Profit / (loss) for the year		48	-	(181)	58	36	-	(39)
Non-controlling interest		-	-	-	-	-	-	-
Earnings / (loss)		48	-	(181)	58	36	-	(39)

Weighted average number of shares (millions)								759.2
Weighted average number of shares (millions) for diluted earnings								759.2

Adjusted loss per share (basic)								(5.1)p
Adjusted loss per share (diluted)								(5.1)p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2019 half year
Operating profit	2	37	64	(6)	49	-	-	144
Net finance costs	3	(24)	-	-	-	6	-	(18)
Profit before tax	4	13	64	(6)	49	6	-	126
Income tax	5	35	(13)	(37)	(12)	(1)	5	(23)
Profit for the year		48	51	(43)	37	5	5	103
Non-controlling interest		(1)	-	-	-	-	-	(1)
Earnings		47	51	(43)	37	5	5	102

Weighted average number of shares (millions)								775.6
Weighted average number of shares (millions) for diluted earnings								776.1

Adjusted earnings per share (basic)								13.2p
Adjusted earnings per share (diluted)								13.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement

2019 full year
Operating profit	2	275	159	(16)	163	-	-	581
Net finance costs	3	(43)	-	-	-	2	-	(41)
Profit before tax	4	232	159	(16)	163	2	-	540
Income tax	5	34	(35)	(68)	(48)	-	28	(89)
Profit for the year		266	124	(84)	115	2	28	451
Non-controlling interest		(2)	-	-	-	-	-	(2)
Earnings		264	124	(84)	115	2	28	449

Weighted average number of shares (millions)								777.0
Weighted average number of shares (millions) for diluted earnings								777.5

Adjusted earnings per share (basic)								57.8p
Adjusted earnings per share (diluted)								57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

8. Dividends

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	101	101	147

The directors are proposing an interim dividend of 6.0p per equity share, payable on 21 September 2020 to shareholders on the register at the close of business on 14 August 2020. This interim dividend, which will absorb an estimated £45m of shareholders’ funds, has not been included as a liability as at 30 June 2020.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2020	2019	2019
	half year	half year	full year

Average rate for profits	1.24	1.29	1.28
Period end rate	1.23	1.27	1.32

10. Assets and liabilities classified as held for sale

The held for sale asset in 2019 was the 25% holding in PRH following announcement of the sale in December 2019. PRH was sold in April 2020 (see note 14).

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Investments in joint ventures and associates	-	-	397
Non-current assets	-	-	397

Total assets	-	-	397

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

11. Non-current intangible assets

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Goodwill	2,253	2,189	2,139
Other intangibles	755	873	761
Non-current intangible assets	3,008	3,062	2,900

As a result of the significant impact of COVID-19 on trading in the first half of 2020, the Group has reforecast its profit and cash flow expectations for the second half of 2020 and has revisited its strategic plan for 2021 and 2022 to reflect revised expectations of performance in response to the pandemic.  As a result, the Group has updated its goodwill impairment review in June 2020 based on these reforecast assumptions and considered the impact on other acquisition related intangibles. As part of the review, the Group made minor amendments to cash generating units (CGUs) to align with the new segment structure outlined in note 2.

There were no additional goodwill impairments required as a result of this review but some adjustments to other intangibles were made to adjust amortisation profiles and to impair assets relating to content, contract and trade mark intangibles in the Global Assessments and International businesses. The total adjustment to acquisition intangibles was £19m in the first half of 2020. Following the annual impairment review for 2019, a £65m impairment charge relating to acquired intangibles in the Brazil business was made following a reassessment of the relative risk in that market.

The Group’s goodwill is most significant in Global Assessments, Virtual Schools and the more mature markets in the International business (including the UK and Europe, Australia and Asia Pacific territories). This follows impairments to goodwill and other intangibles in 2014, 2015 and 2016 in several of the Group’s businesses in the International segment (principally in China, India, Brazil and South Africa) and across the Group’s North American businesses.

The 2019 Annual Report set out the sensitivity to impairment from reasonably possible changes in the key assumptions used in the impairment review. The discount rate, perpetuity growth rate and other assumptions used in the impairment review and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2019 Annual Report. The impact of COVID-19 on profit contribution and cash flow is offset by further savings identified in the first half of 2020. The goodwill impairment review conducted in June 2020, however, has continued to highlight that a relatively small reduction in contribution, that could arise from longer-term disruption caused by the COVID-19 pandemic, may result in an impairment charge in the most sensitive CGUs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

12. Trade and other liabilities

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Trade payables	(216)	(234)	(358)
Sales return liability	(78)	(90)	(122)
Accruals	(305)	(356)	(295)
Deferred income	(324)	(398)	(360)
Other liabilities	(192)	(265)	(229)
Trade and other liabilities	(1,115)	(1,343)	(1,364)

Analysed as:
Trade and other liabilities – current	(1,048)	(1,209)	(1,278)
Other liabilities – non-current	(67)	(134)	(86)
Total trade and other liabilities	(1,115)	(1,343)	(1,364)

The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future years.

13. Business combinations

There were no significant acquisitions in 2020. In 2019, the Group made some small acquisitions for total consideration of £40m. Details of the assets acquired and the associated consideration are shown in the table below. The net cash outflow on acquisition of subsidiaries in 2020 also includes £6m relating to deferred payments on prior year acquisitions.

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Intangible assets	-	-	23
Trade and other receivables	-	-	1
Trade and other liabilities	-	-	(2)
Net assets acquired	-	-	22
Goodwill	-	-	18
Total	-	-	40

Satisfied by:
Cash	-	-	40
Total consideration	-	-	40

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

13. Business combinations continued

The net cash outflow relating to acquisitions in the period is shown in the table below:

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Cash – current year acquisitions	-	-	(40)
Deferred payments for prior year acquisitions	(6)	(5)	(5)
Net cash outflow on acquisitions	(6)	(5)	(45)

In addition to the cash flows relating to subsidiaries above, the Group’s associate, Penguin Random House raised additional capital from its owners in the first half of 2019. Capital raised was in proportion to their equity interests with the Group’s share being £40m.

14. Disposals

In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House resulting in a pre-tax profit of £180m. There were no other disposals in 2020 and additional gains of £1m relate to adjustments to prior year disposal costs. In 2019, the only material disposal was the sale of the US K12 business in March 2019. Deferred proceeds relating to the K12 sale were received in 2020 (see also note 16).

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Intangible assets	-	(101)	(101)
Investments in joint ventures and associates	(418)	-	-
Intangible assets – pre-publication	-	(238)	(238)
Inventories	-	(64)	(64)
Trade and other receivables	-	(71)	(70)
Cash and cash equivalents (excluding overdrafts)	-	(105)	(104)
Net deferred income tax liabilities	-	(100)	(100)
Trade and other liabilities	-	521	520
Cumulative translation adjustment	70	(4)	(4)
Net assets disposed	(348)	(162)	(161)

Cash proceeds	531	20	20
Deferred proceeds	-	172	180
Costs of disposal	(2)	(24)	(23)
Gain on disposal	181	6	16

Cash flow from disposals
Proceeds – current year disposals	531	20	20
Proceeds – prior year disposals	61	-	-
Cash and cash equivalents disposed	-	(105)	(104)
Costs and other disposal liabilities paid	(3)	(15)	(17)
Net cash inflow / (outflow) from disposals	589	(100)	(101)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

15. Net debt

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Non-current assets
Derivative financial instruments	47	59	29
Trade and other receivables – investment in finance lease	166	184	171
Current assets
Derivative financial instruments	15	2	25
Trade and other receivables – investment in finance lease	32	30	25
Cash and cash equivalents (excluding overdrafts)	687	417	437
Non-current liabilities
Borrowings	(1,550)	(1,869)	(1,572)
Derivative financial instruments	(65)	(46)	(24)
Current liabilities
Borrowings	(292)	(141)	(92)
Derivative financial instruments	(22)	(12)	(15)
Net debt	(982)	(1,376)	(1,016)

Included in borrowings at 30 June 2020 are lease liabilities of £860m (non-current £751m, current £109m) This compares to lease liabilities of £862m (non-current £736m, current £126m) at 30 June 2019 and £838m (non-current £749m, current £89m) at 31 December 2019. The net lease liability at 30 June 2020 after including the investment in finance leases noted above was £662m (2019 half year: £648m, 2019 full year: £642m). Net debt excluding net lease liabilities was £320m (2019 half year: £728m, 2019 full year: £374m).

On 4 June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030. The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in Connections Academy, BTEC and GED businesses to help achieve the United Nations’ 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson’s long-standing commitment to integrating social and environmental sustainability into the business.

In March 2019, the Group executed market tenders to repurchase €55m of its €500m 1.875% notes due 2021 of which €250m were outstanding at 31 December 2018. In addition, in 2019, the Group refinanced its bank facility, reducing its size to $1.19bn and extending its maturity date to February 2024. This facility was undrawn at 30 June 2020.

In 2020, the movement on borrowings reflects the new bond issued and the repayment of amounts outstanding under the Group’s Revolving Credit Facility at 31 December 2019. In addition, bonds maturing in the first half of 2021 have been reclassified from non-current to current borrowings. Movements on derivative liabilities are primarily due to adverse movements in the mark to market of long-term interest rate hedges used to fix the interest rate of borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

16. Classification of assets and liabilities measured at fair value
	Level 1	Level 2	---Level 3---		Total fair value
all figures in £ millions	FVTPL – Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL - Other receivables

2020 half year

Investments in unlisted securities	-	-	133	-	133
Other receivables	-	-	-	120	120
Cash and cash equivalents	47	-	-	-	47
Derivative financial instruments	-	62	-	-	62
Total financial assets held at fair value	47	62	133	120	362

Derivative financial instruments	-	(87)	-	-	(87)
Total financial liabilities held at fair value	-	(87)	-	-	(87)

2019 half year

Investments in unlisted securities	-	-	118	-	118
Other receivables	-	-	-	181	181
Cash and cash equivalents	13	-	-	-	13
Derivative financial instruments	-	61	-	-	61
Total financial assets held at fair value	13	61	118	181	373

Derivative financial instruments	-	(58)	-	-	(58)
Total financial liabilities held at fair value	-	(58)	-	-	(58)

2019 full year

Investments in unlisted securities	-	-	122	-	122
Other receivables	-	-	-	182	182
Cash and cash equivalents	51	-	-	-	51
Derivative financial instruments	-	54	-	-	54
Total financial assets held at fair value	51	54	122	182	409

Derivative financial instruments	-	(39)	-	-	(39)
Total financial liabilities held at fair value	-	(39)	-	-	(39)

There have been no transfers in classification during the year.

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as fair value through profit and loss (FVTPL) under IFRS 9 with the fair value movements recognised as finance income or cost. Previously these funds were held at amortised cost. The carrying amount is not materially different under the two treatments

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

16. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of FVOCI investments is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed.

FVTPL - Other receivables relate to amounts due following the sale of the K12 business comprising an unconditional vendor note (repayable after 7 years or earlier based on the performance of the K12 business) and an entitlement to a percentage share of future cash flows to equity holders and of net proceeds in the event of a subsequent sale within the next 15 years. The loan note was originally for $225m and the equity interest was for 20%. In the first half of 2020, the Group received $75m (£61m) as an early repayment of the vendor note and a payment in respect of half of the equity interest such that the Group is now entitled to 10% of future cash flows to equity holders and 10% of net proceeds in the event of a subsequent sale. The fair value of FVTPL - Other receivables is determined using present value techniques whereby the expected value of future cash flows is discounted using a rate which is representative of the creditworthiness of the K12 business. The key inputs used in the present value calculations are forecast sales, discount rate and the expected date of a subsequent sale of the K12 business. If the forecast sales used in the calculations were increased / decreased by 5%, the value of the receivable would increase / decrease by approximately £5m. If the discount rate used in the calculations was increased / decreased by 1%, the value of the receivable would decrease / increase by approximately £4m. A one-year change to the expected date of a subsequent sale of the K12 business changes the value of the receivable by approximately £5m.

Movements in fair values of level 3 assets and liabilities for FVTPL - other receivables are shown in the table below. The movement in fair value reflects changes to discount rates and the estimated timing of repayments.

all figures in £ millions	2020	2019	2019
	half year	half year	full year

FVTPL – other receivables
At beginning of period / at acquisition	182	176	176
Exchange differences - OCI	13	5	(1)
Repayments	(61)	-	-
Fair value movements – income statement	(14)	-	7
At end of period	120	181	182

Movements in fair values of level 3 assets and liabilities for investments in unlisted securities are shown in the table below:

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Investments in unlisted securities
At beginning of period	122	93	93
Exchange differences - OCI	7	-	(3)
Additions	4	7	12
Fair value movements - OCI	-	18	20
At end of period	133	118	122

The market value of the Group’s bonds is £1,002m (2019 half year: £627m, 2019 full year: £595m) compared to their carrying value of £979m (2019 half year: £623m, 2019 full year: £593m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

17. Cash flows

all figures in £ millions	2020	2019	2019
	half year	half year	full year

Reconciliation of profit for the period to net cash (used in) / generated from operations

Profit for the period	48	48	266
Income tax	(13)	(35)	(34)
Depreciation, amortisation and impairment charges	165	158	389
Net profit on disposal of businesses	(181)	(6)	(16)
Net loss on disposal of fixed assets	2	2	7
Net profit on disposal of right of use assets held under leases	-	(12)	(4)
Net finance costs	72	24	43
Share of results of joint ventures and associates	(2)	(18)	(54)
Net foreign exchange adjustment	1	4	(21)
Investment income	-	-	(2)
Share-based payment costs	12	14	25
Pre-publication	(29)	(24)	(55)
Inventories	(1)	(58)	(20)
Trade and other receivables	100	1	59
Trade and other liabilities	(274)	(227)	(157)
Retirement benefit obligations	4	2	5
Provisions for other liabilities and charges	(21)	10	49
Net cash (used in) / generated from operations	(117)	(117)	480

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

17. Cash flows continued

all figures in £ millions	note	2020	2019	2019
		half year	half year	full year

Reconciliation of net cash (used in) / generated from operations to closing net debt

Net cash (used in) / generated from operations		(117)	(117)	480
Dividends from joint ventures and associates		3	15	64
Purchase of PPE		(30)	(38)	(55)
Acquisition of new right-of-use lease assets		(46)	(6)	(64)
Proceeds from sale of PPE		-	-	1
Disposal of right-of-use lease assets		-	14	17
Purchase of intangible assets		(48)	(57)	(138)
Investment income		-	-	2
Costs paid for major restructuring		24	60	111
Operating cash flow		(214)	(129)	418
Operating tax received / (paid)		16	(8)	(9)
Net operating finance costs paid		(33)	(31)	(64)
Operating free cash flow		(231)	(168)	345
Non-operating tax received / (paid)		4	-	(21)
Cost paid for major restructuring		(24)	(60)	(111)
Free cash flow		(251)	(228)	213
Dividends paid (including to non-controlling interest)		(101)	(101)	(148)
Net movement of funds from operations		(352)	(329)	65
Acquisitions and disposals		579	(150)	(193)
Loans repaid / (advanced)		49	(10)	(49)
New equity		2	3	7
Buyback of equity		(176)	-	-
Purchase of treasury shares		-	(40)	(52)
Other movements on financial instruments		(29)	(10)	(9)
Net movement of funds		73	(536)	(231)
Exchange movements on net debt		(39)	(9)	24
Movement in net debt		34	(545)	(207)
Opening net debt		(1,016)	(143)	(143)
Adjustment on initial application of IFRS 16		-	(688)	(666)
Closing net debt	15	(982)	(1,376)	(1,016)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2020

18. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (“FCPE”) partially constitutes State Aid. The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m. At present, the Group believes no provision is required in respect of this issue.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2016. Similar assessments may be raised for other years. Potential total exposure could be up to £99m (BRL 662m) up to 30 June 2020, with additional potential exposure of £19m (BRL 126m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low, and that the Group's position is strong. At present, the Group believes no provision is required.

19. Related parties

In 2020, the Group received repayment of outstanding loans to Penguin Random House (PRH) of £49m. The loans outstanding at 31 December 2019 were £49m and at 30 June 2019 were £10m. The loans were provided under a working capital facility and were unsecured with interest calculated based on market rates.

At 31 December 2019, the Group had a current asset receivable from PRH of £16m (2019 half year: £9m) mainly arising from PRH’s management of accounts receivable balances on Pearson’s behalf. This relationship continues after the sale of PRH. Service fee income from PRH was £4m in 2019.

During the six-month period to 30 June 2020 and prior to the completion of the sale of PRH, the Group received dividends of £1m (2019 half year: £15m, 2019 full year: £64m) from PRH.

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

20. Events after the balance sheet date

There were no significant post balance sheet events.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
Material related party transactions in the first six months and any material changes in related party transactions described in the 2019 Annual Report.

The directors of Pearson plc are listed in the 2019 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

Coram Williams – resigned 24 April 2020
Sally Johnson – appointed 24 April 2020
Andy Bird – appointed 1 May 2020

A list of current directors is maintained on the Pearson plc website: www.pearson.com.

By order of the Board

John Fallon
Chief Executive
23 July 2020

Sally Johnson
Chief Financial Officer
23 July 2020
INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated financial statements

Our conclusion

We have reviewed Pearson plc’s condensed consolidated financial statements (the “interim financial statements”) in the Interim Financial Report of Pearson plc for the six-month period ended 30 June 2020. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

●
the condensed consolidated balance sheet at 30 June 2020;

●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;

●
the condensed consolidated cash flow statement for the period then ended;

●
the condensed consolidated statement of changes in equity for the period then ended; and

●
the explanatory notes to the condensed consolidated financial statements.

The interim financial statements included in the Interim Financial Report have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The Interim Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Financial Report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the Interim Financial Report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO PEARSON PLC continued

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Interim Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

London

23 July 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 July 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary